CUSIP No. 46600W-10-6            SCHEDULE 13D                 Page 1 of 10 Pages


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               IXYS Corporation
                               (Name of Issuer)

                    Common Stock par value $0.01 per share
                        (Title of Class of Securities)

                                  46600W-10-6
                                (CUSIP Number)


                                 E. Barry Lyon
                           Assistant General Counsel
                            Asea Brown Boveri Inc.
                                 P.O. Box 5308
                                 501 Merritt 7
                               Norwalk, CT 06856
                           Telephone: (203) 750-2326
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 23, 1998
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 46600W-10-6                                    Page 2 Of 10 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Asea Brown Boveri Atkiengesellschaft
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO - Share exchange pursuant to a merger
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                             Germany
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                               5,056,193 Common Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                     0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                5,056,193 Common Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                     0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                   5,364,943

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    Approx. 44.9% as of effective date of the merger.

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                           CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


__________________________
* Excludes an aggregate of 37,700 shares and a warrant to purchase 24,887 shares held by partnership in which Asea Brown Boveri Inc. is a limited partner.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 46600W-10-6                                    Page 3 Of 10 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Asea Brown Boveri Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO - Share exchange pursuant to a merger
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                             Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                               308,750 Common Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                   0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                308,750 Common Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                                 5,364,943


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    Approx. 44.9% as of effective date of the merger.

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                        CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

_________________________
* Excludes an aggregate of 37,700 shares and a warrant to purchase 24,887 shares held by partnerships in which Asea Brown Boveri Inc. is a limited partner.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 46600W-10-6                                    Page 4 Of 10 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      ABB Group Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                             Switzerland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                               5,364,943**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                     0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                5,364,943**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10                              0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                                 5,364,943


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    Approx. 44.9% as of effective date of the merger.

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


___________________________
** Sum of shares reported for Asea Brown Boveri Atkiengesellschaft and Asea Brown Boveri Inc. on pages 2 and 3. See Item 5 herein.
* Excludes an aggregate of 37,700 shares and a warrant to purchase 24,887 shares held by partnerships in which Asea Brown Boveri Inc. is a limited partner.

                                 SCHEDULE 13D

  CUSIP No. 46600W-10-6                                    Page 5 Of 10 Pages


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14                                      CO

------------------------------------------------------------------------------

Item 1.   Security and Issuer.

          This Statement relates to the Common Stock, par value $.01 per share of Paradigm Technology, Inc., which has since changed its name to IXYS Corporation (the "Company" and such shares, the "Common Stock"), which has its principal executive offices at 694 Tasman Drive, Milpitas, California 95035.

Item 2.   Identity and Background.

          This Statement is being filed jointly by Asea Brown Boveri Atkiengesellschaft, an AG organized under the laws of Germany ("ABB AG"), Asea Brown Boveri Inc., a Delaware corporation ("ABB Inc."), and ABB Group Ltd, a corporation organized under the laws of Switzerland ("ABB Group").
ABB AG and ABB Inc. are wholly owned subsidiaries of ABB Group, ABB AG conducts its its principal business and maintains its principal office at Gottlieb-Daimler-Strasse 8, 68165 Mannheim, Germany. ABB Inc. conducts its principal business and maintains its principal office at 501 Merritt 7, Norwalk, CT 06856. ABB Group conducts its its principal business and maintains its principal office at Affolternstrasse 44, P.O. Box 8131, CH-8050, Zurich - Oerlikon, Switzerland. ABB AG, ABB Inc. and ABB Group each provide products and services to electric power generation, transmission and distribution customers as well as industrial and rail transportation markets.

          Exhibit 1 to this Statement contains the name, business address, present principal occupation and citizenship of each of the directors and executive officers of ABB AG, ABB Group and ABB Group and are incorporated herein by this reference.

          During the last five years, neither ABB AG, ABB Inc., ABB Group nor to the best of their knowledge, any of the persons listed on Exhibit 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          All shares of Common Stock acquired by ABB AG and ABB Inc. were acquired pursuant to an Agreement and Plan of Merger between the Company, IXYS Corporation ("IXYS"), and Paradigm Enterprises, Inc. (the "Merger Agreement"). Prior to the Merger (as defined in the Merger Agreement), ABB AG and ABB Inc. held shares of IXYS. Under the terms of the Merger Agreement, each share of IXYS Capital Stock (as defined in the Merger Agreement) was to be converted into Common Stock according to the greater of two ratios which are more fully described in the Merger Agreement (with such ratio adjusted for any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction),

                                 SCHEDULE 13D

  CUSIP No. 46600W-10-6                                    Page 6 Of 10 Pages



which conversion ratio was calculated to be 0.057842 shares of Common Stock for each share of IXYS Capital Stock. See Exhibit 2.

Item 4.   Purpose of Transaction.

          The Common Stock owned as of this date by ABB AG and ABB Inc. has been acquired for investment purposes. The Common Stock was acquired pursuant to the merger of IXYS and the Company as more fully described in the Merger Agreement. See Item 6.

          As part of the actions that took place in the Merger, the Company amended its certificate of incorporation to conform to the form of certificate attached to the Merger Agreement and adopted the Bylaws of IXYS as in effect immediately prior to the Merger. In addition, the Company effected a fifteen for one reverse stock split, which with the ten for one reverse stock split which had been previously approved by the shareholders of the Company, reduced the outstanding shares of the Company one-hundred fifty (150) to one. The Company also increased the number of authorized shares of Common Stock from twenty-five million (25,000,000) to forty million (40,000,000). The Company also changed its name to "IXYS Corporation." As an additional condition to the Merger, the individuals who served as officers of IXYS prior to the Merger will serve as the officers of the Company from and after the Effective Time (as defined in the Merger Agreement) (the "Effective Time"). Certain members of the board of directors of the Company also resigned and were replaced by Dr. Zommer, Mr. Agbayani and Dr. Karg who are affiliated with IXYS and/or ABB AG and ABB Inc. Mr. Karg resigned from the board of directors of the Company in October, 1998 and was replaced by Mr. Andreas Hartmann in November, 1998. Finally, the Company entered into a Registration and Stockholders Rights Agreement with ABB AG and ABB Inc. (the "Stockholders Agreement") pursuant to which ABB AG and ABB Inc. may cause the Company to register shares held by them in a public offering or to participate in any such registration made by the Company, subject to certain limitations. See Exhibits 2 and 3.

          No filing person has any present intention to alter the business or corporate structure of the Company other than those actions described above which have already occurred as of the Effective Time and approved by the shareholders of the Company as reported by the Company in its form 8-K filed with the Commission on September 14, 1998.

Item 5.   Interest in Securities of Issuer.

          The percentage calculations are based upon a total of 11,955,670 shares of Common Stock outstanding after the Merger. The number of shares outstanding and exchange ratio (described in Item 3) were provided by the Company's legal counsel.

          ABB AG directly owns 5,056,193 shares of Common Stock, representing approximately 42.3% of the Common Stock issued and outstanding, and has sole voting and dispositive power over these shares. ABB Inc. directly owns 308,750 shares of Common Stock, representing approximately 2.6% of the Common Stock issued and outstanding, and has sole voting and dispositive power over these shares. ABB Ltd. may be deemed a beneficial indirect owner of all the shares of Common Stock owned by ABB AG and ABB Inc. by virtue of ABB

                                 SCHEDULE 13D

  CUSIP No. 46600W-10-6                                    Page 7 Of 10 Pages


AG and ABB Inc.'s status as wholly owned subsidiaries of ABB Ltd, and may be deemed to have the sole power to direct the voting and disposition of all of the shares.

          The filing of this Statement shall not be construed as an admission that the persons filing are beneficial owners of the shares covered by this Statement for any purpose, including purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended.

          The description of the Merger Agreement in Item 3 of this Statement is incorporated herein by reference.

          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The shares of Common Stock held by ABB AG and ABB Inc. have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Accordingly, the shares may not be sold, transferred or pledged except pursuant to an effective registration statement under the Securities Act, or in a transaction which is exempt from the registration requirements of the Securities Act.

          Pursuant to the Stockholders Agreement, ABB AG and ABB Inc. may request that the Company prepare and file a registration statement under the Securities Act with respect to the sale of at least twenty-five percent of the securities held by them (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $5,000,000), and register any amount of securities requested by ABB AG or ABB Inc. if the registration is to be made on Form S-3 or if the registration is made by the Company on its own behalf or on behalf of any other stockholder, each such obligation being subject to certain restrictions and limitations. See
Exhibit 3.

          The Stockholders Agreement also provides that so long as they collectively own not less than ten percent of the outstanding securities of the Company, (i) if they do not have a representative sitting on the board of directors of the Company, ABB AG and ABB Inc. may designate a representative to observe all meetings of the board of directors of the Company, and (ii) ABB AG or ABB Inc. representatives may visit the Company and inspect the Company's properties and books and records. See Exhibit 3.

          In addition, Mr. Andreas Hartmann is a Vice President of ABB AG and serves as a director of the Company.

          Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the filing persons or, to the best of their knowledge, any of their directors, executive officers or general partners and any other person with respect to any securities of the Company including, but not limited to, transfer or the voting

                                 SCHEDULE 13D

  CUSIP No. 46600W-10-6                                    Page 8 Of 10 Pages


of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          The summaries of the terms and provisions of certain agreements set forth in Item 6 and elsewhere in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the terms and provisions of such agreements, which are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

          The following Exhibits are filed herewith:

          Exhibit 1 - 1.  Directors and Executive Officers of Asea Brown Boveri
                      Atkiengesellschaft.

                      2. Directors and Executive Officers of Asea Brown Boveri, Inc.

                      3. Directors and Executive Officers of ABB Asea Brown Boveri Ltd.

          Exhibit 2 - The Merger Agreement.

          Exhibit 3 - The Stockholders Agreement.

          Exhibit 4 - Agreement of Asea Brown Boveri Atkiengesellschaft, Asea
                      Brown Boveri, Inc. and ABB Asea Brown Boveri Ltd. to file
                      Schedule 13D jointly.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 46600W-10-6                                    Page 9 Of 10 Pages
-----------------------                                  ---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            Dated: October 28, 1999

                            Asea Brown Boveri Atkiengesellschaft



                            By:  /s/ Rudolf Zimmerman
                            Name / Title: Rudolf Zimmerman, Senior Vice
                            President

                            By:  /s/ Andreas Hartmann
                            Name / Title: Andreas Hartmann, Vice President



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            Dated: October 29, 1999

                            Asea Brown Boveri Inc.



                            By: /s/ E. Barry Lyon
                               ____________________________
                            Name / Title: E. Barry Lyon,
                                          Assistant General Counsel

                                 SCHEDULE 13D

  CUSIP No. 46600W-10-6                                    Page 10 Of 10 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            Dated: October 29, 1999

                            ABB Group Ltd



                            By:  /s/ Beat Hess
                               ____________________________
                            Name / Title: Beat Hess,
                                          Senior Vice President


                            By:  /s/ Alfred Storck
                               ____________________________
                            Name / Title: Alfred Storck,
                                          Senior Vice President